NEWS RELEASE

ALDERON APPOINTS FORMER IRON ORE COMPANY GENERAL MANAGER AS COO

April 27th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the appointment of Brian Penney as Chief Operating Officer, effective as of May 7, 2011.  Mr. Penney has worked for the Iron Ore Company of Canada (“IOC”), a Rio Tinto subsidiary, for more than 15 years. During this period Mr. Penney has held many senior roles including: General Manager of all Processing facilities, General Manager of Mining Operations and General Manager of Integrated Planning. Not only does Mr. Penney have extensive operating experience in iron ore, he also has a great deal of knowledge working within the Labrador Trough as his work with IOC took place at their Carol Lake Iron Ore Deposit in Labrador, located only 18 kilometres (km) north of Alderon’s Kamistiatusset (“Kami”) Project.

Mr. Penney’s twenty years of experience in the mining sector has also included senior operating and environmental positions in the gold industry.  He is a professional engineer, graduating from Technical University of Nova Scotia (TUNS) with a degree in Metallurgy. Mr. Penney will be based out of Montreal.

Matt Simpson, Alderon’s current Chief Operating Officer, will transition with Mr. Penney over the next month and will continue to be involved with Alderon as a member of its Board of Directors, giving Alderon access to his specialized knowledge on matters such as mining and energy.

“Brian and I worked together for many years at IOC and I’m excited to have someone with his vast experience join us at Alderon to drive the Kami Project straight through to production”, says Matt Simpson.

Mark Morabito, President and CEO of Alderon states, “I’m very excited that we are adding such expertise to our mining team.  The education and professional background of Brian will be invaluable in the development of Kami.  We will continue to add key personnel to our management team as we maintain our aggressive timeline to production.”

Alderon has granted Mr. Penney, under the terms of its stock option plan, options to purchase up to 300,000 common shares at a price of $3.40 per share.  The options are subject to vesting over a two year period and have an expiry date of April 4, 2016.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The Kami Project is located within an existing iron ore district.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J. Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-8165
E: info@alderonmining.com
www.alderonmining.com

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the timing and potential of production at the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.